Friends,

We've officially crossed the 100-day mark, (yesterday) and I couldn't be more proud of what this little team has accomplished so far.

- We selected and kicked off work with our front-end development team.
- Our CTO, Josh, flew out (on his miles, no less!) to attend Launch Lab in person.
- We finalized a fully integrated bookkeeping firm, now setting up general ledger codes in QuickBooks.
- Our trademark application was filed and processed, we've already submitted corrections to ensure everything reflects our brand and identity appropriately.
- Kameron created clean, professional Zoom backdrops (a gift when you're building Sharebot from any number of locations and need to jump on a call).
- Share.bot is live with a placeholder homepage while our devs work on the real thing.
- Our media buyer is already dialing in high-performing headlines and finding the right audiences for our launch.

It's been a whirlwind.

We've officially partnered with **Five Pack**, a top-tier dev shop that's built polished platforms for brands you'd instantly recognize. They got the Sharebot vision right away and have already started handing us ideas on how to make this experience better. We're excited to have them building alongside us.

Josh's in-person kickoff with their team laid a strong foundation. He's keeping us tight on timeline, quality, and scope. And yes—we're still aiming for an October launch. That's a stretch goal, and we expect some bumps along the way, but we'd rather aim high and adjust than wait around.

Back-office is getting dialed in.
Our new bookkeeping team has integrated with our banking and QuickBooks accounts. They're currently categorizing our spend and preparing a balance sheet for CPA sign-off. Once that happens, we'll be able to close down the Wefunder campaign and finalize our SEC filings. We also signed an agreement this week with a very reputable, high-power legal team. We are looking forward to **not needing them!** ... but they have agreed to journey with us so that they will have the context needed should we find ourselves in need.

Important Note:

There's still a small window to accept new investments through the [Wefunder platform.](#) If you know someone seriously considering getting involved, now's the time to introduce them. Once the portal begins shutting down, it will trigger emails prompting all reservation holders to finalize their investments. Qualified investors can still invest directly, but this is truly the last opportunity for "normal" people to get involved.

Marketing & Messaging

Our media buyer is testing dozens of headline variants and avatar profiles. We'll share a snapshot in this update showing which audiences are responding best. This data is helping us shape future webinar content and design our launch strategy around real behavior—not guesswork.

Next Steps

- Continue development of the website - planning and initial design for statement of work closes this week on Friday, and we will launch the front end development on 7/21. (screenshots attached) :-)
- Begin webinar-style education series for potential robot owners, partners, and renters.
- Keep refining messaging based on ad performance and user feedback - Our COO has been taking note from our media, buyers and seeing what he can replicate inside of AI. The results look extremely promising, and we are working with that team to integrate these.

You believed in us early—and we're doing everything we can to make that belief pay off.

As always: Pray for us. Cheer us on. Don't blink.

We are moving fast.
App design screenshots attached

[Advertising update](#)